UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                               ------------------------------------
                                           OMB APPROVAL
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                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                 (Amendment No. ________________)*

                     Hudson Hotels Corporation
-------------------------------------------------------------------
                         (Name of Issuer)

                  Common Stock, par value $0.001
-------------------------------------------------------------------
                  (Title of Class of Securities)


                             443794102
       -----------------------------------------------------
                          (CUSIP Number)
           c/o Richard D. Scribner, Salomon Brothers Inc
        Seven World Trade Center, New York, New York  10048
                           (212) 783-7400
-------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)



                         November 18, 1996
       -----------------------------------------------------
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

Check the following box if a fee is being paid with the statement.

/__/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
-------------------                          ----------------------
CUSIP No. 443794102                          Page  2  of  22  Pages
-------------------                          ----------------------

-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Salomon Brothers Holding Company Inc
      13-3082695
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                            (b) [X]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF, 00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [X]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------
NUMBER OF SHARES     7       SOLE VOTING POWER

  BENEFICIALLY       8       SHARED VOTING POWER
                                          370,657 shares
    OWNED BY
                     9       SOLE DISPOSITIVE POWER
 EACH REPORTING
                                               SHARED DISPOSITIVE POWER
     PERSON          10      370,657 shares

      WITH
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      370,657 shares

-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                 /__/

-------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO, HC

-------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                      SIGNATURE ATTESTATION.

                                                    SEC 1746(12-91)

Item 1.    Security and Issuer.
          -------------------

           The title of the class of equity securities to which this statement relates is the common stock, par value $0.001 (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Airport Way, Suite 200, Rochester, New York 14624.

Item 2.    Identity and Background.
          -----------------------

           (a-c, f) This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware. All of the Common Stock reported herein is directly beneficially owned by SB Motel Corp. ("SBMC"), a corporation organized under the laws of the State of Delaware. As described in Item 4, beneficial ownership of the Common Stock reported herein was originally acquired jointly by the following twelve entities (collectively, the "SBMC Subsidiaries"), each of which is a corporation organized under the laws of the State of Delaware: SB Motel Richmond Corp., SB Motel Durham-Research Triangle Park Corp., SB Motel Cary Corp., SB Motel Statesville Corp., SB Motel Wilmington Corp., SB Motel Columbia Corp., SB Motel Charleston Corp., SB Motel Albany Corp., SB Motel Virginia Beach Corp., SB Motel Durham-Duke Corp., SB Motel Raleigh Corp. and SB Motel Charlotte I-85 Corp. Each of the SBMC Subsidiaries is a wholly-owned subsidiary of SBMC. SBMC is in turn a wholly-owned subsidiary of SBHC, which is in turn a wholly-owned subsidiary of Salomon Inc, a corporation organized under the laws of the State of Delaware. The principal executive offices of the SBMC Subsidiaries, SBMC, SBHC, and Salomon Inc are located, and the principal business activities of each are conducted, at Seven World Trade Center, New York, New York 10048.

           The principal business of each of the SBMC
Subsidiaries is the ownership and operation of one limited service hotel. The principal business of SBMC is the ownership of all the outstanding shares of common stock of each of the SBMC Subsidiaries and the ownership of other subsidiaries that own hotel properties. The principal business of SBHC is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc ("SBI"). The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC, Basis Petroleum, Inc. (which owns two oil refineries in Texas and one in Louisiana and other asset-based businesses), and Phibro Inc. (which is engaged in commodities trading, concentrating on crude oil and energy derivatives).


                       Page 3 of 22 Pages

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc, SBHC, SBMC, and each of the SBMC Subsidiaries are set forth in Annexes A, B, C and D hereto respectively, which are incorporated herein by reference.

           (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged


                       Page 4 of 22 Pages
violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

           On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against Salomon Inc and accepted Salomon Inc's Offer of Settlement. Salomon Inc, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that Salomon Inc had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that Salomon Inc had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, Salomon Inc had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of Salomon Inc and its subsidiaries. In determining to accept Salomon Inc's Offer of Settlement, the SEC considered remedial acts promptly undertaken by Salomon Inc and cooperation afforded the SEC staff.

           Other than as aforesaid, during the last five years neither SBHC nor, to the best knowledge of SBHC, Salomon Inc, SBMC, any of the SBMC Subsidiaries or any of the persons listed in Annexes A, B, C or D hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Salomon Inc, SBHC, SBMC, any of the SBMC Subsidiaries, or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                       Page 5 of 22 Pages

Item 3.    Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

           Beneficial ownership of the shares of Common Stock of the Issuer described in Item 5 has been acquired in connection with the sale to Hudson Hotels Property Corp. ("HHPC"), a wholly-owned subsidiary of the Issuer, of the hotels owned by each of the SBMC Subsidiaries. As part of the purchase price of the twelve hotels, HHPC is delivering shares of Common Stock in the amount described in Item 5.

Item 4.    Purpose of Transaction.
          ----------------------

           The Common Stock to which this Statement relates is being acquired in connection with the sale of twelve hotels by the SBMC Subsidiaries. The sale of the hotels is being made pursuant to an Agreement of Purchase and Sale dated September 27, 1996 among the SBMC Subsidiaries, the Issuer, and HHPC (the "Agreement"). The Agreement was subsequently amended by a Contract Amendment No. 1 dated October 31, 1996 ("Amendment No. 1"), a letter agreement dated November 15, 1996 (the "Letter Agreement"), a Contract Amendment No. 2 dated November 18, 1996 ("Amendment No. 2"), and a Contract Amendment No. 3 dated November 27, 1996 ("Amendment No. 3", and together with the Agreement, Amendment No. 1, Amendment No. 2 and the Letter Agreement, the "Amended Agreement"). Copies of the Agreement, Amendment No. 1, the Letter Agreement, Amendment No. 2, and Amendment No. 3 are attached hereto as Exhibits 1, 2, 3, 4, and 5, respectively, which are incorporated by reference herein.

           The Agreement provided for a feasibility period (the "Feasibility Period") from the date of the Agreement until October 31, 1996, during which HHPC was allowed to conduct diligence relating to the hotel properties. During the Feasibility Period, HHPC had the right to terminate the Agreement without penalty at its sole discretion. In Amendment No. 1, the Feasibility Period was extended to Midnight, Eastern Standard Time, November 15, 1996, and in the Letter Agreement, the Feasibility Period was extended to Midnight, Eastern Standard Time, November 18, 1996. HHPC did not exercise its termination right within the Feasibility Period.

           The total purchase price to be paid to the SBMC Subsidiaries by HHPC under the Amended Agreement is $60,400,000, subject to reduction in certain circumstances, to be paid in the form of (i) $55,000,000 cash, less a cash deposit of $1,450,000 that has already been paid into an escrow account, (ii) a promissory note in the amount of $3,000,000 (less certain closing adjustments), and (iii) a certain number of shares of Common


                       Page 6 of 22 Pages

Stock of the Issuer determined at the closing of the sale of the hotels based on the formula described in Item 5. The closing (the
"Closing") of the transactions contemplated by the Amended
Agreement occurred on November 27, 1996.

           In the Amended Agreement, the Issuer has agreed to grant to SBI a right to make the first offer and a right of first refusal to be the principal underwriter for any equity offering by the Issuer. The Issuer has also agreed in the Amended Agreement to take various steps to permit the disposition of the Common Stock acquired by the SBMC Subsidiaries in a manner consistent with applicable securities laws. Within 180 days of the date of the Closing, the Issuer has agreed to register the shares of Common Stock acquired by the SBMC Subsidiaries under the 1933 Act and to maintain a shelf registration statement to allow the continuous or delayed offering of such Common Stock until all of the shares of Common Stock acquired under the Amended Agreement are disposed of.

           In addition, under the Amended Agreement, SBMC is entitled to nominate an observer of the Issuer's Board of Directors (the "Board") or, in the alternative, to appoint one member of the Board at or after the date of the Closing. It is currently intended that John P. Buza, a Vice President of SBI and SBMC, will be appointed as a director under the latter provision.

           The SBMC Subsidiaries have instructed the Issuer to register the shares to be delivered at Closing in the name of SBMC. SBMC at any time or from time to time may (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Common Stock or other securities of the Issuer, (ii) sell, or agree to sell, or sell put or call options relating to, some or all of such shares of Common Stock or such other securities of the Issuer owned by SBMC, in each such case in the open market, in negotiated transactions or otherwise,
(iii) make or receive proposals to enter into negotiations with respect to such transactions and/or (iv) surrender such shares of Common Stock or such other securities of the Issuer owned by SBMC in connection with any merger, tender offer or other acquisition transaction involving the Issuer. SBMC's decisions in such regard will be based on the prevailing price of the shares of Common Stock or other such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors. Other than as described above, SBMC has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the SEC under the 1934 Act.


                       Page 7 of 22 Pages

Item 5.    Interest in Securities of the Issuer.
          ------------------------------------

           (a-b) By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock originally directly beneficially owned by the SBMC Subsidiaries and now directly beneficially owned by SBMC.

           The number of shares of Common Stock acquired by SBMC has been determined on the date of the Closing based on a formula set forth in the Amended Agreement. Under this formula, SBMC will receive the lesser of 400,000 shares or $2,400,000 divided by the average closing price of the Common Stock for the five trading days preceding the date of the Closing.

           The average closing price of the Common Stock for the five days preceding the date of the Closing was $6.475. The number of shares of Common Stock that will therefore be acquired by SBMC at the Closing is 370,657. According to the Form 10-Q filed by the Issuer for the quarter ended September 30, 1996, 4,416,805 shares of its Common Stock were issued and outstanding as of November 4, 1996. 370,657 shares of Common Stock represents approximately 7.7% of the outstanding shares of Common Stock (based on 4,787,462 shares of Common Stock outstanding, including the 370,657 shares issued at Closing).

           Except as described above, neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC
Subsidiaries or any of the persons listed in Annexes A, B, C or D hereto beneficially owned any Common Stock at midnight, Eastern
Standard Time, Monday, November 18, 1996.

           (c) Neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC Subsidiaries or the persons listed in Annexes A, B, C or D hereto made any purchases or sales of Common Stock from September 19, 1996, through Midnight,
Eastern Standard Time, on November 26, 1996.

           (d-e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

           Other than the provisions of the Amended Agreement described in Item 4, neither SBHC, nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC Subsidiaries or any of the persons listed in Annexes A, B, C, or D hereto has any contracts, arrangements, understandings or relationships (legal


                       Page 8 of 22 Pages
or otherwise) with any person with respect to securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.
          --------------------------------

           Exhibit 1.     Agreement of Purchase and Sale, dated
          ---------       September 27, 1996, between the SBMC
                          Subsidiaries, the Issuer and HHPC.

           Exhibit 2.     Contract Amendment No. 1, dated October
          ---------       31, 1996, between the SBMC Subsidiaries,
                          the Issuer and HHPC.

           Exhibit 3.     Letter agreement, dated November 15,
          ---------       1996, extending the Feasibility Period.

           Exhibit 4.     Contract Amendment No. 2, dated November
          ---------       18, 1996, between the SBMC Subsidiaries,
                          the Issuer and HHPC.

           Exhibit 5.     Contract Amendment No. 3, dated November
          ---------       27, 1996, between the SBMC Subsidiaries,
                          the Issuer and HHPC.





                       Page 9 of 22 Pages

                              ANNEXES
                              -------

A. Executive Officers and Directors of Salomon Inc

B. Executive Officers and Directors of Salomon Brothers Holding
   Company Inc

C. Executive Officers and Directors of SB Motel Corp.

D. Executive Officers and Directors of each of the SBMC
   Subsidiaries




                       Page 10 of 22 Pages

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 1996

                          SALOMON BROTHERS HOLDING COMPANY INC



                          By       /s/ Matthew Levitan
                            -------------------------------------
                      Name: Matthew Levitan
                     Title: Managing Director








                       Page 11 of 22 Pages

                                                      November 1996

                              ANNEX A
                              -------

                 EXECUTIVE OFFICERS AND DIRECTORS
                 --------------------------------
                          OF SALOMON INC
                          --------------

                          Principal Occupation
Name and Title            and Business Address
--------------            --------------------

Dwayne O. Andreas                 Chairman of the Board and
Director                            Chief Executive
                                  Archer Daniels Midland Company
                             Box 1470
                     Decatur, Illinois 62525

Jerome H. Bailey                  Chief Financial Officer
Chief Financial Officer           Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Chief Financial Officer and
                                    Managing Director
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Warren E. Buffett(1)              Chairman and Chief Executive
Director                            Officer
                                  Berkshire Hathaway Inc.
                        1440 Kiewit Plaza
                      Omaha, Nebraska 68131

Richard J. Carbone                Controller
Controller                        Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Robert E. Denham(1)               Director, Chairman and Chief
Director, Chairman and Chief        Executive Officer
  Executive Officer               Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Dr. Claire M. Fagin               Leadership Professor
Director                          School of Nursing
                                  University of Pennsylvania
                                  Philadelphia, Pennsylvania  19104

John L. Haseltine                 Managing Director
Director                          Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Gedale B. Horowitz                Senior Executive Director
Director and Executive            Salomon Brothers Holding
  Vice President                    Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Thomas W. Jasper                  Treasurer
Treasurer                         Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Treasurer and Managing Director
                                  Salomon Brothers Holding
                                  Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Deryck C. Maughan(2)              Chairman and Chief Executive
Director and Executive              Officer
  Vice President                  Salomon Brothers Holding
                                  Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

David O. Maxwell                  Retired
Director                          c/o Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

William F. May(1)                 Chairman and Chief
Director                            Executive Officer
                                  Statue of Liberty-Ellis
                                    Island Foundation, Inc.
                                  c/o Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048



                       Page 13 of 22 Pages

Robert H. Mundheim                Executive Vice President and
Executive Vice President and        General Counsel
  General Counsel                 Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Charles T. Munger                 Vice Chairman
Director                          Berkshire Hathaway Inc.
                                  355 So. Grand Avenue
                                  Los Angeles, California  90071

Shigeru Myojin(3)                 Vice Chairman
Director                          Salomon Brothers Inc
                                  Victoria Plaza
                                  111 Buckingham Palace Rd.
                                  London, SW1W OSB, England

Louis A. Simpson(1)               Director, President and
Director                            Chief Executive Officer,
                                    Capital Operations
                                  GEICO Corporation
                                  One Geico Plaza
                                  5260 Western Avenue
                                  Washington, D.C.  20076-0001

Robert G. Zeller(1)               Retired
Director                          c/o Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048




                       Page 14 of 22 Pages

                            Citizenship
                            -----------

Except as footnoted below, each of the individuals listed above is a citizen of the United States.

(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan


                       Page 15 of 22 Pages

                                                      November 1996

                              ANNEX B
                              -------
                EXECUTIVE OFFICERS AND DIRECTORS OF
                -----------------------------------
               SALOMON BROTHERS HOLDING COMPANY INC
               ------------------------------------

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

Jerome H. Bailey(1)               Chief Financial Officer and
Chief Financial Officer and         Managing Director
  Managing Director               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Chief Financial Officer
                                  Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Rodney B. Berens(1) (2)           Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Thomas W. Brock(1)                Chairman and Chief Executive
Managing Director                   Officer
                                  Salomon Brothers Asset
                                    Management Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Robert E. Denham(3)               Director, Chairman and
Managing Director                   Chief Executive Officer
                                  Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Eric C. Fast(2)                   Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048



                       Page 16 of 22 Pages

Bruce C. Hackett(1)               Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

John L. Haseltine(1)(2)           Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Toshiharu Kajima(1) (4)           Chief Executive Officer
Managing Director                 Salomon Brothers Asia Limited
                                  Akasaka Park Building
                                  2-20, Akasaka 5-chome
                                  Minatu-Ku, Tokyo 107  Japan

Thomas W. Jasper                  Treasurer and Managing Director
Treasurer and Managing              Director
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Deryck C. Maughan(1)(2)(3)(5)     Chairman and Chief Executive
Chairman and Chief Executive        Officer
  Officer                         Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Kenneth K. Marshall(1)            Chief Administrative Officer
Chief Administrative Officer        and Managing Director
  and Managing Director           Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Eduardo G. Mestre(1) (2)          Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Peter J. Middleton(1) (5)         Chief Executive Officer
Managing Director                 Salomon Brothers International
                                  Limited
                                  Victoria Plaza
                                  111 Buckingham Palace Road
                                  London, SW1B 0SB
                                  England



                       Page 17 of 22 Pages

Robert H. Mundheim(1)             Secretary and Managing Director
Secretary and Managing Director   Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Shigeru Myojin(1) (2) (4)         Vice Chairman and Managing
Vice Chairman and                  Director
   Managing Director              Salomon Brothers Inc
                                  Salomon Brothers Asia Limited
                                  Akasaka Park Building
                                  2-20, Akasaka 5-chome
                                  Minatu-Ku, Tokyo 107  Japan


                            Citizenship
                            -----------



      Except as footnoted below, each of the individuals listed above is a citizen of the United States.

----------------------
(1)  Member of the Management Board
(2)  Member of the Operating Committee
(3)  Member of the Board of Directors
(4)  Citizen of Japan
(5)  Citizen of Great Britain


                       Page 18 of 22 Pages

                                                      November 1996



                              ANNEX C
                              -------

                 EXECUTIVE OFFICERS AND DIRECTORS
                 --------------------------------
                         OF SB MOTEL CORP.
                         -----------------

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

John P. Buza                      Vice President
Vice President                    Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

David C. Fisher                   Managing Director
Treasurer                         Salomon Brothers Inc
                                  8800 Hidden River Parkway
                                  Tampa, FL 33637

Matthew Levitan                   Managing Director
Secretary and Director            Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York 10048

Deryck C. Maughan (1)             Chairman and Chief Executive
President and Director              Officer
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Saul M. Rosen                     Managing Director
Assistant Treasurer               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Zachary Snow                      Managing Director
Director                          Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048



                       Page 19 of 22 Pages

Jaime H. Taicher                  Vice President
Assistant Secretary               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048


                            Citizenship
                            -----------

Except as footnoted below, each of the individuals listed above is a citizen of the United States.

---------------------
(1)  Citizen of Great Britain



                       Page 20 of 22 Pages

                                                      November 1996



                              ANNEX D
                              -------

                 EXECUTIVE OFFICERS AND DIRECTORS
                 --------------------------------
                 OF EACH OF THE SBMC SUBSIDIARIES
                 --------------------------------

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

John P. Buza                      Vice President
Vice President                    Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

David C. Fisher                   Managing Director
Treasurer                         Salomon Brothers Inc
                                  8800 Hidden River Parkway
                                  Tampa, FL 33637

Matthew Levitan                   Managing Director
Secretary and Director            Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Deryck C. Maughan (1)             Chairman and Chief Executive
President and Director              Officer
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Saul M. Rosen                     Managing Director
Assistant Treasurer               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Zachary Snow                      Managing Director
Director                          Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048



                       Page 21 of 22 Pages

Jaime H. Taicher                  Vice President
Assistant Secretary               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                            Citizenship
                            -----------

Except as footnoted below, each of the individuals listed above is a citizen of the United States.

---------------------
(1)  Citizen of Great Britain




                       Page 22 of 22 Pages